Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: August 3, 2022

Financial Results for 1Q of Fiscal Year Ending March 31, 2023 August 3, 2022 Monex Group TSE Prime : 8698

1 Always a step ahead of the “Y” in “MONEY,” our name MONEX expresses our desire to embrace all people who are engaged at the forefront of our future. With state - of - the - art IT technology, globally universal values and a sense of professionalism, Monex Group designs innovative ways of managing money and realizing individual self - fulfillment for an ever - changing future. Our ultimate goal is to optimize each person’s lifetime balance sheet. Revised on April 1st, 2021 Our Business Principles

Our Business Principles p.1 Table of Contents p.2 Ⅰ . Highlights p.3 - p.11 Ⅱ . Consolidated Performance p.12 - p.29 Ⅲ . Business Update p.30 - p.45 Appendix: Group Overview p.46 - p.59 Disclaimer p.60

Ⅰ . Highlights

Highlights of 1 Q of FYE Mar . 31, 2023 – Consolidated Operating Revenue Solid revenues QoQ despite an unfavorable equity and crypto asset market environment. 7,823 7,345 6,325 6,918 3,160 3,162 304 274 17,612 17,698 4Q of FYE Mar. 31, 2022 1Q of FYE Mar. 31, 2023 Others Crypto Asset Segment US Segment Japan Segment Crypto Asset Strong NFT business performance US Increase in net financial income Japan Increase in FX and mutual fund revenues despite reduced Japanese equity cash transaction commissions (JPY million)

Highlights o f 1Q of FYE Mar. 31, 2023 – Consolidated Pre - tax Income Accumulated customer deposits contributed to an increase in net financial income due to US interest rate hikes, offsetting a decrease in brokerage commissions. Advertising expenses were controlled and real profit levels were maintained. (JPY million) 2. Loss of gains on sales of De - Fi token Decrease in a dvertisement *2 Decrease in brokerage commissions Others Increase in net financial income *1*2 1. Loss of one - time compensation & benefits related to De - SPAC listing 1Q of FYE Mar. 2023 Consolidated Pre - tax Income 4 Q of FYE Mar. 2022 Consolidated Pre - tax Income *1 Exchange fluctuation gains recorded in Net financial income are reclassified to FX & fixed income in the chart above, which makes each figures differ from the financial accounting. *2 Refer to Page 6 Pre - tax income excluding one - time charges/gains (1+2)

Financial interest impact and advertising expenses （ \ Million ） Advertising expense 4Q of FYE Mar. 31, 2022 → 1Q of FYE Mar. 31, 2023 US \ 2,099M → \ 2,059M ($18M → $16M) Crypto asset \ 1,053M → \ 591M Advertising expenses Each subsidiary has been actively conducting advertising and promotion to expand customer base but began controlling the amount of advertising expenses and its way of use in response to market conditions. 2,504 3,027 4,952 3,637 3,024 0 1,000 2,000 3,000 4,000 5,000 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Quarterly advertising expenses by segment Japan US Crypto asset Others FYE Mar. 31, 2021 FYE Mar. 31, 2022 FYE Mar . 31, 2023

Growth Strategy of Coincheck (Crypto Asset Segment) Coincheck Group (CCG)* 1 is proceeding with listing procedures. 7 - After the proposed business combination with Nasdaq - listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), Coincheck Group is planned to go public on Nasdaq. (Termination date of Business Combination Agreement*2 is Jul. 2, 2023 ET) - In addition to crypto asset exchanges, Coincheck has expanded its business areas to include NFTs, Metaverse, and Web3, while keeping fixed costs low and controlling advertising expenses in response to market conditions to remain profitable under current market conditions. - Working together with THCP, Coincheck Group aims to expand its crypto asset business by securing capital in the US, the largest capital market in the world, and recruiting talent globally to realize our global growth strategy. *1 Coincheck Group will be the holding company for Coincheck, Inc . * 2 Business Combination Agreement ： https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf

Ⅱ . Consolidated Performance 8

Highlights 1Q of FYE Mar. 2023 (3 months) Japan US Crypto Asset Asia Pacific Investment * Segment profit/loss = Pre - tax profit/loss. The same hereinafter . NFT - related revenues grew despite a slower crypto market. Reduction in advertising expenses resulted in segment profit of \ 0.4B . (Burdened by \ 0.56B in professional fees related to De - SPAC)

YoY Comparison (3 months) Consolidated Performance (JPY million) FYE Mar. 202 2 1Q (Apr – Jun . 20 21 ) FYE Mar. 202 3 1Q (Apr – Jun . 20 22 ) Variance Rate of change Reference Total operating revenue after deducting financial expenses and cost of sales 26,069 17,698 - 8,370 - 32% P16: Analysis of Japan segment P 18 : Analysis of US segment (USD) P 20 : Analysis of Crypto Asset segment SG&A 15,148 17,883 +2,735 +18 % P 17 : Analysis of Japan segment P 19 : Analysis of US segment (USD) P 21 : Analysis of Crypto Asset segment Advertisement expenses 2,504 3,024 +520 +21 % The amount equivalent to operating income 10,920 - 185 - 11,105 - Other income / expenses (net) 187 1,263 +1,075 +574 % Quarterly Profit before income t axes 11,107 1,078 - 10,030 - 90% Quarterly Profit attributable to owners of the Company 7,260 952 - 6,308 - 87% EBITDA* 13,014 1,845 - 11,169 - 86% * EBITDA = The amount equivalent to operating income + depreciation and amortization cost + interest expense of US segment (the same h ere inafter).

YoY Comparison (3 months) Segment Performance (JPY million) Japan US Crypto Asset Asia Pacific Investment 2022/3 1Q 2023/3 1Q 2022/3 1Q 2023/3 1Q 2022/3 1Q 2023/3 1Q 2022/3 1Q 2023/3 1Q 2022/3 1Q 2023/3 1Q Total operating revenue after deducting financial expenses and cost of sales 7,373 7,345 5,728 6,918 12,739 3,162 323 287 101 166 SG&A 6,036 6,408 5,925 8,866 3,752 2,682 248 299 25 25 Advertisement Expenses 407 339 631 2,059 1,441 591 29 42 - - The amount equivalent to operating income 1,337 937 - 197 - 1,948 8,987 479 74 - 13 76 141 Other income / expenses (net) 802 1,560 12 - 25 9 - 64 12 11 - 0 - 0 Quarterly Profit before income Taxes 2,139 2,497 - 185 - 1,972 8,996 415 86 - 1 76 141 Quarterly Profit attributable to owners of the Company 1,374 1,725 - 350 - 1,255 6,148 268 69 - 9 23 226 EBITDA 2,653 2,091 602 - 785 9,083 591 102 17 76 141 Note See P 16 “total operating revenue after deducting financial expenses” for more details See P 17 “SG&A” for more details See P 18 “total operating revenue after deducting financial expenses and cost of sales” for more details See P 19 “SG&A” for more details See P 20 “total operating revenue after deducting financial expenses” for more details See P21 “SG&A” for more details

YoY Comparison (3 months) Analysis: Operating Revenue Crypto: Net trading income decreased due to lower trading volumes amidst a slower crypto market. Others increased due to the expansion of NFT businesses. *1 (JPY million) ■ Others (+251) ■ Net trading income ( - 9,828) *1 Quarterly total operating revenue after deducting financial expenses and cost of sales - 75.2% （ - 9,577 ） * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 3 months ended Jun. 30 YoY] Trading value at marketplace 1Q of FYE Mar. 31, 2022 \ 272.7B 1Q of FYE Mar. 31, 2023 \ 64.0B 12,171 2,343 567 818 12,739 3,162 0 5,000 10,000 15,000 2022/3 1Q 2023/3 1Q ■ Total operating revenue after deducting financial expenses and cost of sales

YoY Comparison (3 months) Analysis: SG&A Crypto: Advertising expenses have decreased by 60% in response to current market conditions. Total SG&A decreased YoY. SG&A Total - 28.5 ％ ( - 1,070 ) ■ Others ( - 6) *1 ■ Advertising expenses ( - 850) ■ Communication, freight and information expenses (+65) ■ Commissions paid ( - 157) ■ Compensation and benefits ( - 212 ) ■ System related expenses (+90) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 3 months ended Jun. 30 YoY] 277 367 783 571 270 113 138 204 1,441 591 843 837 3,752 2,682 0 1,000 2,000 3,000 4,000 5,000 2022/3 1Q 2023/3 1Q (JPY million) *1 Others includes professional fees related to De - SPAC \ 560M for 1Q of FYE Mar . 31, 2023. Management fee to Monex Group: \ - 488M YoY

QoQ Comparison (3 months) Consolidated Performance (JPY million) FYE Mar. 202 2 4Q (Jan. 202 2 – Mar . 20 22 ) FYE Mar. 202 3 1Q (Apr. 202 2 – Jun. 20 22 ) Variance Rate of change Reference Total operating revenue after deducting financial expenses and cost of sales 17,612 17,698 +86 +0 % P 24 : Analysis of Japan segment P 26 : Analysis of US segment (USD) P28: Analysis of Crypto Asset segment SG&A 19,293 17,883 - 1,410 - 7% P 25 : Analysis of Japan segment P 27 : Analysis of US segment (USD) P 29 : Analysis of Crypto Asset segment Advertisement expenses 3,637 3,024 - 614 - 17% The amount equivalent to operating income - 1,681 - 185 +1,496 - Other income / expenses (net) 3,204 1,263 - 1,941 - 61% Quarterly p rofit before income t axes 1,523 1,078 - 445 - 29% Quarterly p rofit attributable to owners of the Company 556 952 +397 +71 % EBITDA 555 1,845 +1,290 +232%

QoQ Comparison (3 months) Segment Performance (JPY million) Japan US Crypto Asset Asia Pacific Investment 2022/3 4Q 2023/3 1Q 2022/3 4Q 2023/3 1Q 2022/3 4Q 2023/3 1Q 2022/3 4Q 2023/3 1Q 2022/3 4Q 2023/3 1Q Total operating revenue after deducting financial expenses and cost of sales 7,823 7,345 6,325 6,918 3,160 3,162 282 287 223 166 SG&A 6,792 6,408 8,262 8,866 4,313 2,682 299 299 21 25 Advertisement Expenses 437 339 2,099 2,059 1,053 591 56 42 - - The amount equivalent to operating income 1,031 937 - 1,938 - 1,948 - 1,153 479 - 17 - 13 202 141 Other income / expenses (net) 3,127 1,560 188 - 25 81 - 64 18 11 0 - 0 Quarterly profit before income Taxes 4,158 2,497 - 1,750 - 1,972 - 1,072 415 1 - 1 202 141 Quarterly profit attributable to owners of the Company 2,876 1,725 - 1,880 - 1,255 - 544 268 4 - 9 117 226 EBITDA 2,253 2,091 - 903 - 785 - 853 591 10 17 202 141 Note See P 24 “total operating revenue after deducting financial expenses” for more details See P 25 “SG&A” for more details See P 26 “total operating revenue after deducting financial expenses and cost of sales” for more details See P 27 “SG&A” for more details See P 28 “total operating revenue after deducting financial expenses” for more details See P 29 “SG&A” for more details

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Total revenue increased slightly due to growth in NFT businesses while net trading income decreased due to lower trading volumes amidst a slower crypto market. Quarterly total operating revenue after deducting financial expenses and cost of sales +0.1% （ +2 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Others (+110) ■ Net trading income ( - 108) *1 *1 Trading value at marketplace 4Q of FYE Mar. 31, 2022 \ 66.6B 1Q of FYE Mar. 31, 2023 \ 64.0B (JPY million) 12,171 7,074 4,447 2,451 2,343 567 621 580 708 818 12,739 7,695 5,027 3,160 3,162 0 5,000 10,000 15,000 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q ■ Total operating revenue after deducting financial expenses and cost of sales

QoQ Comparison (3 months) Analysis: SG&A Crypto: Total SG&A expenses decreased significantly as advertising expenses declined by approx. 50% despite one - time expenses related to the De - SPAC transaction. SG&A Total - 37.8 ％ ( - 1,631 ) *1 Others includes professional fees related De - SPAC \ 560M for 1Q of FYE Mar. 31, 2023. * 2 One - time expenses of \ 1,524M for De - SPAC - related expenses included in 4Q of FYE Mar. 31, 2022 . ■ Others (+346 ) *1 ■ Advertising expenses ( - 462) ■ Communication, freight and information expenses (+21) ■ Commissions paid (+11) ■ Compensation and benefits ( - 1,447 ) *2 ■ System related expenses ( - 100 ) * Figures in parentheses indicate the variance from the previous quarter (JPY million) (JPY million) 277 288 294 466 367 783 479 582 2,018 571 270 169 214 102 113 138 135 171 183 204 1,441 1,259 1,992 1,053 591 843 604 657 491 837 3,752 2,934 3,910 4,313 2,682 0 1,000 2,000 3,000 4,000 5,000 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q ■ SG&A

Ⅲ . Business Update

Business Update Crypto Asset Segment 1/5 Coincheck further strengthens its leading position in the crypto asset industry in Japan. No.1 domestic market share for three consecutive years (by app DLs) * 5.2M DLs + 25% YoY (vs Jun. 30, 2021) Verified accounts 1.7M + 26 % YoY (vs Jun. 30, 2021) 2. Customer Appeal 1. User friendly UI/UX Robust KYC / AML and compliance 3. Broad product set Coincheck Competitive Advantage * Among Japanese crypto asset exchange apps. Term: Jan 1. 2022 to Jun. 30 2022. Data source: AppTweak Number of tokens supported at Coincheck trading platform 17 coins

Business Update Crypto Asset Segment 2/5 Coincheck continues to acquire new accounts while carefully monitoring market conditions to adapt its variable cost structure. Marketing expense and Account acquisition Coincheck suspended TV commercials in Mar. 2022 and has maintained a 27% domestic market share *1 ; user growth remains robust despite the downturn. 0 50 100 150 200 0 500 1,000 1,500 2,000 1Q 2Q 3Q 4Q 1Q Advertising expenses QoQ account growth (right) FYE Mar.31, 2023 FYE Mar.31, 2022 (JPY million) (# of accounts : k) 1Q Account growth +85k ( QoQ - 1%) 1Q Advertising expenses \ 591M ( QoQ - 44%) *1 Monthly crypto asset trading status table of JVCEA. As of May 31, 2022. Data source: https://jvcea.or.jp/about/statistics/

Business Update Crypto Asset Segment 3/5 NFT businesses have grown steadily. Features and Strengths - Leveraging the customer base of Coincheck , a crypto asset trading platform. - Offering the globally popular NFTs. - 16 crypto currencies acceptable in payment. Revenue model 1. From primary market Coincheck purchases NFTs from IP holders and sells them on the platform. ( BtoC ) 2. From secondary market Revenue from user - to - user transactions. ( CtoC ) FYE Mar.31, 2023 FYE Mar.31, 2022 (JPY million) 0% 5% 10% 15% 20% 0 100 200 300 400 500 600 2Q 3Q 4Q 1Q NFT sales profit* Percentage of NFT sales profit in revenue (right) NFT businesses * NFT sales profit = sales revenue - cost of sales. (Includes revenues and expenses from Sharely , a virtual shareholder meeting service.) Graph does not include secondary market revenues.

Business Update Crypto Asset Segment 4/5

MONEX GROUP

Coincheck intends to create and expand its digital economic sphere with an eye on Web3.

Metaverse/Web3

Oasis TOKYO･Oasis KYOTO･Oasis MARS

- Launched a project to create "Oasis TOKYO," "Oasis KYOTO" and “Oasis MARS”on land in the metaverse owned by Coincheck.
- The project aims to provide opportunities to experience activities on the metaverse and community activities and will be open to the public.
- By collaborating with attractive creators and artists, the project will create revenue opportunities while growing the user base of Coincheck NFT (β version).

Oasis TOKYO @The Sandbox


OASIS
TOKYO
IN SANDBOX

Oasis KYOTO @Decentraland


Oasis
KYOTO

Oasis MARS @Otherside


Oasis
MARS

Business Update Crypto Asset Segment 5/5

MONEX GROUP

Coincheck has identified numerous large growth opportunities that can be pursued organically and accelerated through M&A or partnerships.

Deepen Existing Offerings				Broaden Digital Asset Solutions		
Marketplace / IEO	**NFTs**	**Web3**	**Institutional**	**Financial services adjacencies**	**On-ramp services**	**International**
Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage	Build the leading NFT platform in Japan by partnering with content creators and gaming companies	Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A	Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space	Explore new financial service businesses that will appeal to the young Coincheck customer base, such as payments and commerce enablement	Provide on-ramp services between fiat, crypto, other digital assets, and various user applications	Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure)

Appendix: Group Overview

Appendix: Highlights 1Q of FYE Mar. 2023 (3 months) 2/3 Crypto Asset US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY million) (JPY million) 5,728 5,464 6,062 6,325 6,918 - 185 - 1,502 - 2,121 - 1,750 - 1,972 -4,000 0 4,000 8,000 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes) 12,739 7,695 5,027 3,160 3,162 8,996 4,831 1,116 - 1,072 415 -10,000 0 10,000 20,000 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes)

MONEX GROUP

Group Overview

Listed Holding Company

MONEX GROUP
Monex Group, Inc.

(As of June 30, 2022)

[Japan]

Online Securities Company

MONEX
Monex, Inc.
Comprehensive investment service provider

Crypto asset exchange service provider

Coincheck
Coincheck, Inc.
Crypto asset exchange "Coincheck"

Asset Management

Monex Asset Management
Small-lot and low-cost discretionary investment management wrap service

Japan Catalyst, Inc.
Investment Advisory and Agency Business

Corporate Venture Capital

MONEX Ventures
Monex Ventures, Inc.
Venture capital business

Custodial trust business

Monex SP Trust, Inc.
A custodial trust service provider which manages and disposes trust properties such as securities and cash under instructions from the settlor

[US/Europe]

TradeStation®

TradeStation Group, Inc.
Holding Company in the U.S.

Online Securities Company

TradeStation Securities, Inc.
Service appealing to active traders (US)

Trading Community

YouCanTrade, Inc.
(US)

Crypto Asset

TradeStation Crypto, Inc.
(US)

Technology

TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

[Asia Pacific]

Monex International Limited
Holding Company in Hong Kong

Online Securities Company

BOOM
TRADE LOCALLY · INVEST GLOBALLY
Monex Boom Securities (H.K.) Limited
Online securities group in Hong Kong

Beijing Representative Office
(Monex, Inc.)

Online Securities Company

MONEX
A world of difference
Monex Securities Australia Pty Ltd
(Australia)

Technology support

Cherry Technology Co., Ltd
[Equity method affiliates]

■ Monex, Inc. (Tokyo, Japan) One of the major online brokerage firms in Japan - President : Yuko Seimei - Founded in 1999 - Aims to provide retail investors the level of creative products and services offered to institutional investors - Products and services: Equities (Japan, U.S., China), futures and options, FX, mutual funds, bonds, cryptocurrency CFD, etc. - # of total accounts*: 2.20 million - Customer assets held in custody*: JPY 5.9 trillion ■ TradeStation Group, Inc. (Florida, U.S.) Online securities group with award - winning trading technology development capabilities - President: John Bartleman - Founded in 1982, joined Monex Group in Jun. 2011 - An award - winning TradeStation platform recognized and highly regarded by active traders. Licenses “TradeStation” platform for US equities as a technology provider to group's securities companies - Products and services: Equities, options, futures and crypto asset, etc. - # of total accounts: 189,127 - Customer assets held in custody: USD 9.3 billion ■ Monex Ventures, Inc. (Tokyo, Japan) Venture capital - President : Seiichiro Wada - Founded in 2005 - Investment size of a flagship fund “MV I Investment Limited Partnership”: JPY 2.65 billion ■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency - President: Satoshi Hasuo - Founded in 2012, joined Monex Group in Apr. 2018 - Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. - # of verified users: 1.71 million - Customer assets held in custody: JPY 233.4 billion ■ Monex Boom Securities (H.K.) Limited (Hong Kong) First online stockbroker for retail investors in Asia Pacific - Offers access to over 12 markets - COO: Ivan Law - Founded in 1997, joined Monex Group in Dec. 2010 - Products and services: Equities (12 markets such as Hong Kong, US, Japan, etc.), Futures, and Trades available in 6 currencies in a single trading account - # of accounts with balance: 23 thousand - Customer assets held in custody: JPY 210.4 billion ■ Monex Asset Management, Inc. Investment management service - Utilized the system and operating structure of Monex Boom Securities Group - President: Katsuki Mandai - Founded in 2015 ■ Japan Catalyst, Inc. Investment Advisory Business - President: Taro Hirano - Founded in 2019 The numbers above are as of June 30, 2022 Overview of Monex Group and Main Subsidiary Companies

Group Overview － Revenues, Costs, and Employees ■ Japan Segment ■ US Segment ■ Crypto Asset Segment ■ Asia Pacific Segment ■ Investment Segment * Refer to the databook for FYE Mar 2022 Total operating revenue after deducting financial expenses \ 83.6 B 36% 34% 1% 1 % Selling, general and administrative expenses \ 68.6 B 36% 20% 2% 0 % Number of Employees 1,480 31% 14% 4% 0 % Number of Accounts 4.0 M Accounts 54% 40% 1% 0 % Five Segments Contribution in FYE Mar. 2022

Disclaimer

MONEX GROUP

About Coincheck

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statement

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.